EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES

Six Months Ended June 30, 2001
(In thousands)

Earnings
Income before interest expense	$22,168

Add:
Income tax items	8,050
Income tax on other income	1,253
AFUDC - borrowed funds	108
Interest on rentals	465
Total earnings before interest and taxes	$32,044

Fixed Charges
Interest on long-term debt	$6,535
Other interest	721
Interest on rentals*	465
Total fixed charges	$7,721

Ratio of Earnings to Fixed Charges	4.15x

*Represents one-third of the total rental expense.